Leroy M. Ball Vice President Chief Financial Officer

Koppers Inc.
436 Seventh Avenue
Via EDGAR and Overnight Courier	Pittsburgh, PA 15219-1800
November 1, 2012	Tel 412 227 2118
Fax 412 227 2333
BallLM@koppers.com
www.koppers.com

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 1-32737

Dear Mr. Cash:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 11, 2012 regarding the above-mentioned filings for Koppers Holdings Inc. In order to facilitate your review, we have repeated herein each of the comments in your letter (set forth in bold below) and provided responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Cash Flow – Net Cash Provided by Operating Activities, page 36

1.	We note your disclosure that net cash from operating activities decreased by approximately $28 million between periods, primarily due to increased requirements for working capital. In future filings, please quantify and discuss the increased requirements for working capital, including explaining the reasons for significant changes in accounts receivables, inventories, accounts payable, accrued liabilities, and other working capital items between periods, as applicable.

Response: Consistent with the Staff’s request, in future filings we will quantify and discuss the increased requirements for working capital, including explaining the reasons for significant changes in accounts receivables, inventories, accounts payable, accrued liabilities, and other working capital items between periods, as applicable.

November 1, 2012

Critical Accounting Policies, page 39

2.	It appears to us that your current disclosures are not specific and do not adequately convey the impact critical accounting policies and estimates have had on your financial statements or the impact that changes in such policies and estimates could have in the future. Please revise future filings to quantify and discuss the specific impact of critical policies and estimates as well as the potential impact of changes in such policies and estimates on your financial statements. At a minimum, please revise future filings to:

•	Quantify and explain the reasons for changes in the expenses you recorded related to each critical policy or estimate during each period presented;

•	In regard to goodwill, disclose the number and nature of your reporting units that include goodwill and clarify how you determined your reporting units;

•

In regard to income taxes, quantify the amount of taxable income you will be required to generate to fully realize your deferred tax assets, as well as the time period the taxable income will be required to be generated; and

•	In regard to pension and postretirement obligations, quantify the potential impact of changes in material assumptions related to each obligation.

Response: Consistent with the Staff’s request, in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2012, we will quantify and discuss the specific impact of critical policies and estimates as well as the potential impact of changes in such policies and estimates on our financial statements. Such future disclosures will, at a minimum, address each of the above-mentioned elements, as requested by the Staff.

Item 8. Financial Statements and Supplementary Data, page 42

Note 22. Subsidiary Guarantor Information for Koppers Inc. Senior Notes, page 78

3.	Please revise future annual and quarterly filings to disclose, if accurate, that Koppers Inc. and each guarantor subsidiary is “100% owned” by the parent company and that all guarantees are joint and several, as required by Rule 3-10(i)(8) of Regulation S-X, or, if not accurate, please explain to us how your condensed consolidating financial statements comply with Rule 3-10 of Regulation S-X. This comment is also applicable to note 23.

Response: Consistent with the Staff’s request, in future annual and quarterly filings, we will disclose that Koppers Inc. and each guarantor subsidiary is “100% owned” by the parent company and that all guarantees are joint and several. This disclosure was included in our Note 18 (Subsidiary Guarantor Information for Shelf Registration) of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and will continue to be included in such note in future annual and quarterly filings.

November 1, 2012

Note 23. Subsidiary Guarantor Information for Shelf Registration, page 82

4.	Based on your disclosure that the guarantor subsidiaries that issue guarantees will be determined when a debt offering actually occurs, please fully explain to us how these condensed consolidating financial statements were prepared, what they represent and why they are provided.

Response: These condensed consolidating financial statements are provided pursuant to comment #1 of the Staff’s comment letter dated July 24, 2009 in connection with our prior registration statement on Form S-3 (No. 333-160399), wherein the Staff advised us that, at the time of its effectiveness, our registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Our current registration statement on Form S-3 (No. 333-182381, filed June 27, 2012) also registers guarantees that may be issued by Koppers Holdings Inc. or certain of its subsidiaries and, accordingly, we have continued to provide these condensed consolidating financial statements pursuant to the Staff’s prior comment.

The condensed consolidating financial statements are separated into seven columns. The first two columns reflect Koppers Holdings Inc. and Koppers Inc., respectively, which are the two entities that are able to issue debt securities under the registration statement on Form S-3. The third and fourth columns, respectively, represent aggregations of 100 percent-owned domestic subsidiaries and international subsidiaries that may issue full and unconditional guarantees on debt securities issued by Koppers Holdings Inc. or Koppers Inc. The fifth column is an aggregation of all remaining subsidiaries that will not be issuing guarantees under the registration statement on Form S-3. Finally, the sixth column represents the consolidating adjustments required when consolidating the first five columns and the seventh column represents the consolidated totals for Koppers Holdings Inc. and it subsidiaries.

The guarantor subsidiaries that issue guarantees, if any, will be determined when a debt offering actually occurs under the registration statement and accordingly, the condensed consolidated financial information for subsidiary guarantors will be revised after such offering to identify the subsidiaries that actually provided guarantees.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Item 1. Financial Statements, page 2

Note 3. Discontinued Operations, page 5

5.	We note that in December 2011, you ceased manufacturing operations at your carbon black facility located in Kurnell, Australia and that this business was reclassified to discontinued operations in the first quarter as run-off activities were completed. Please more fully explain to us the extent of your carbon black manufacturing, including if it is produced at any of your other facilities.

Response: With the closure of our only carbon black facility in Kurnell, Australia, we no longer have any carbon black manufacturing at any of our remaining facilities.

November 1, 2012

Note 16. Commitments and Contingent Liabilities, page 14

6.	For those matters in which you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated.

Response: Consistent with the Staff’s request, we are supplementally providing an explanation of (1) the procedures we undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) the specific factors that are causing the inability to make an estimate and when we expect those factors to be alleviated.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Leroy M. Ball

Leroy M. Ball
Vice President and Chief Financial Officer